AB 9/1

BB 8/31

PROCESSED
SEP 2 1 2006
THOMSON FINANCIAL

SECURITIES A
Was

06009935

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLDS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 West Liberty Street, Suite 1080
(No. and Street)

Reno (City) Nevada (State) 89501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RoseAnne Motta (718)383-2299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2006
WASH, D.C.
160

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, John H.O. LaGatta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDS SECURITIES CORPORATION, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAHELE DUNN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No. 02-73789-2 - Expires January 23, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDS SECURITIES CORPORATION

Annual Audit Report
Period beginning 7/1/05 and ending 6/30/06

Please be advised that there are no material differences between the audited and unaudited net capital requirements for the year ending June 30, 2006 for Olds Securities Corporation.

William T. McCallum, CPA, P.C.

August 08, 2006

<u>OLDS SECURITIES CORPORATION</u>

Annual Audit Report
Period beginning 7/1/05 and ending 6/30/06

Please be advised that there are no inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities for the year ending June 30, 2006 for Olds Securities Corporation.

William T McCallum CPA PC

William T. McCallum, CPA, P.C.

August 08, 2006

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED JUNE 30, 2006

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Olds Securities Corporation

We have audited the accompanying balance sheet of Olds Securities Corporation as of June 30, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Old Securities Corporation as of June 30, 2006, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T McCallum CPA PC

New York, New York
August 08, 2006

OLDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 9,253
Investment - NASDAQ COMMON STOCK (Cost $44,100) (Note 5)	44,850
Prepaid expenses	435
TOTAL CURRENT ASSETS	45,285
Property and equipment-at cost, less accumulated depreciation of $30,926 (Note 1)	-0-
TOTAL ASSETS	$ 54,538

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses and other liabilities	$ -0-
TOTAL CURRENT LIABILITIES	-0-
STOCKHOLDERS' EQUITY	
Common Stock-$100 par value; authorized 5,000 shares; issued and outstanding 650 shares	65,000
Capital contributed in excess of par value	162,105
Deficit	(172,567)
TOTAL STOCKHOLDERS' EQUITY	54,538
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 54,538

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
Year Ended June 30, 2006

REVENUES	
FEE INCOME	$ 13,842
TOTAL REVENUES	13,842
EXPENSES	
Maintenance fees	$ 359
Professional fees	9,125
Depreciation (Note 1)	-0-
Insurance	429
SEC charges	1,035
Filing Fees	617
TOTAL EXPENSES	11,565
NET LOSS FROM OPERATION	2,277
UNREALIZED GAIN ON INVESTMENTS	
Net change in unrealized appreciation On investment	16,560
NET INCOME	$ 18,837

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2006

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2005	$11,701	$65,000	$138,105	$(191,404)
CAPITAL CONTRIBUTION	24,000		24,000	
NET INCOME	18,837			18,837
SHAREHOLDERS' EQUITY - JUNE 30, 2006	$54,538	$65,000	$162,105	$(172,567)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 18,837
Adjustments to reconcile net income to net cash used by operating activities	
Decrease in prepaid expenses	207
Unrealized appreciation on warrants	(16,560)
Decrease in accrued expenses	(600)
NET CASH USED BY OPERATING ACTIVITIES	1,884
CASH FLOWS FROM INVESTING ACTIVITIES	
Exercise of warrants	(24,000)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(24,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	24,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	24,000
NET INCREASE IN CASH	1,884
CASH AT BEGINNING OF YEAR	7,369
CASH AT END OF YEAR	$ 9,253

The accompanying notes are an integral part of these statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Depreciation of property and equipment is provided for by an accelerated method over the estimated useful lives of the assets.

NOTE 2: INCOME TAXES

No provisions for Federal income taxes have been made as the Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholders' tax return.

NOTE 3: RELATED PARTY TRANSACTIONS

In August of 2004 the Company moved its offices to its sole shareholders' offices in Reno, Nevada. No rent is payable at the new location.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2006, the Company had net capital of $9,253 which exceeded requirements by $4,253.

NOTE 5: INVESTMENT - WARRANTS

During March and December 2000, the sole shareholder of the Company purchased and immediately contributed 900 National Association of Security Dealers ("NASD") warrants to the Company.

According to the Warrant Agreement, each tranche of a warrant is exercisable for one share of common stock which are held in a trust and the owners receive voting trust certificate representing the shares. Warrants not exercised in each tranche period will become worthless at the end of the tranche exercise period.

On June 27, 2006 during Tranche 4, the Company exercised their warrants for NASDAQ Common Stock certificates. The cost of the NASDAQ Common Stocks are as follows:

NASDAQ Common Stock	Original Cost	Cost Tranche 4 exercised	Total Cost
300	$ 3,300	$ 4,800	$ 8,100
1,200	16,800	19,200	36,000
1,500	$ 20,100	$ 24,000	$ 44,100

At June 30, 2006 the Company has an unrealized gain of $750 upon the exercise and sale of the Tranche 4 warrants.

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2006

CREDITS		
Shareholders' equity	$ 54,538	
TOTAL DEBITS		54,538
DEBITS		
Nonallowable assets:		
Investment - warrants	44,850	
Prepaid expenses	435	
TOTAL DEBITS		45,285
NET CAPITAL		9,253
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,253
Ratio of aggregate indebtedness to net capital		None

OLDS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3

JUNE 30, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.